Execute Sports, Inc.
1284 Puerta Del Sol Suite 150
San Clemente, CA 92673

October 6, 2005

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: 1933 Act Filing Desk

Re:          Acceleration Request
Execute Sports, Inc. - Registration Statement on Form SB-2
File No. 333-225868

Gentlemen:

Execute Sports, Inc., as the registrant of the above-captioned registration statement, hereby respectfully requests that the registration statement be permitted to become effective at 10:00 a.m., Washington D.C. time, on Tuesday, October 11, 2005, or as soon thereafter as is practicable.

    Execute Sports, Inc. hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise our corporate counsel, Michael L. Corrigan at (858) 531-5984 of any questions.

Very truly yours,

Donald Dallape
Chief Executive Officer

Cc: Derek Swanson (SEC)
Via Fax (202) 772-9205